07026868

LIBERTY

INTERNATIONAL

SUPPL

SEC MAIL RECEIVED PROCESSING
SEP 17 2007
WASH. D.C. 160 SECTION

September 6, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

Re: Liberty International PLC
Application for amendment to the exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith apply for an amendment to this exemption for the purposes of future electronic publication of disclosure documents.

Disclosure documents will in future be displayed on the Company's website:

www.liberty-international.co.uk

We would be grateful if you could confirm this amendment in writing. Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact us.

Yours faithfully,

Susan Folger

Susan Folger
Company Secretary
Fax : +44 (0) 20 7887 0001

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

END